Room 4561

November 8, 2006

Mr. Peter Yip
Chief Executive Officer
CDC Corporation
33/F Citicorp Centre
18 Whitfield Road
Causeway Bay
Hong Kong K3

Re: CDC Corporation
Form 20-F for Fiscal Year Ended December 31, 2005
Filed June 21, 2006
Form 8-K Filed March 6, 2006
Form 8-K Filed April 13, 2006
Form 8-K Filed May 2, 2006
Form 8-K Filed May 26, 2006
File No. 000-30134

Dear Mr. Yip:

We have reviewed your response letter dated October 20, 2006 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2005
Note 2. Summary of Significant Accounting Policies
(g) Investments, page F-14

Prior Comment no. 1

1. We note from your response to our comment number 1 that the Company believes it would not be useful to investors to provide separate fiscal 2004 and 2005 audited financial statements for 17game Group. Tell us whether you have requested a waiver from the Chief Accounting Office of the Division of Corporation Finance to omit this information pursuant to Item 3-09 and or summarized financial information pursuant to Item 4-08 (g) of Regulation S-X. If not, provide this information pursuant to the aforementioned Sections of Regulation S-X or request a waiver from the Division's Chief Accounting Office.

(l) Revenue Recognition, page F-16

Prior Comment no. 3

2. We note your response to comment number 3 and that the Company considers VARs their customers and also believes that they are acting in the capacity as agent in the transactions between VARs and end users. It is not evident from your response why the Company would be considered an agent in the transactions between VARs and end users considering the Company enters into arrangements with VARs who are the customers of the Company. Explain your response and provide the following information relating to the nature and terms of your arrangements with VAR's:

   - the fee charged by the Company to VARs as a percentage of the sale price to the end user;
   - whether the Company is obligated to provide any services to end-users;
   - whether the Company grants VARs the right to provide upgrades/enhancements to the end users and if so how you have considered paragraph 62 of SOP 97-2 in determining when revenue should be recognized;
   - the fees for any services provided by the Company to VARs or end users and how revenue is recognized for these services; and
   - whether VARs maintain an inventory of the Company's products.

   We may have additional comments based on your response.

*****

Mr. Peter Yip
CDC Corporation
November 8, 2006
3

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

        You may contact Tom Ferraro, Senior Staff Accountant at (202) 551-3225 or me at (202) 551-3730 if you have questions regarding these comments.

                                Sincerely,

                                Kathleen Collins
                                Accounting Branch Chief